

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2014

<u>Via E-mail</u>
Mr. James D. Frias
Chief Financial Officer
Nucor Corporation
1915 Rexford Road
Charlotte, NC 28211

> **Re: Nucor Corporation**
> **Form 10-K**
> **Filed February 28, 2014**
> **File No. 1-4119**

Dear Mr. Frias:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2013</u>

<u>Management's Discussion and Analysis, page 22</u>

<u>Provision for Income Taxes, page 29</u>

1. We note from pages 66-67 your disclosure that the change in the effective tax rate during 2013 was primarily due to a $21.3 million out-of-period adjustment to correct the deferred tax balances recorded in 2013 but that this adjustment did not have a material impact in the current or any previously reported periods. Please tell us the nature of or reason(s) for each component of the adjustment, noting that you recorded a similar adjustment in the first quarter of 2012.

<u>Form 10-Q for the period ended July 5, 2014</u>

<u>10. Contingencies, page 13</u>

2. We note the discussion of the March 25, 2014, verdict against Nucor and other co-defendants in an antitrust litigation brought by MM Steel, LP. Please tell us the facts, circumstances and related timeline regarding this lawsuit. Explain your consideration for not including disclosure of this matter in your Form 10-K. Also, please tell us if there are any similar legal contingencies that have not been disclosed where there is a reasonable possibility of material loss.

<u>Management's Discussion and Analysis, page 22</u>

3. We note your statement on page 23 that, "We continue to be pleased with the progress of our new direct reduced iron plant in St. James Parish, Louisiana." We also note this facility experienced start-up costs of $20.7 million in the first quarter, which negatively impacted gross margins. In the second quarter, the facility experienced additional "significant operational losses, including start-up costs of $19.4 million." Please revise future filings as applicable to provide further context or perspective, similar to that expressed by your CEO in your first quarter earnings call transcript, regarding the extent to which higher-than-expected start-up costs are being incurred in order to achieve and sustain operational objectives. Disclose the expected impact on future operations, including your expectation as to when the new facility will become profitable and the basis for such expectation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief